FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

September 4, 2003

Item 3.	PRESS RELEASE

September 4, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. and Sprott Securities Inc. for the purchase of 3.81 million shares which will raise gross proceeds to Cardiome of $20,002,500.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. and Sprott Securities Inc. Under the agreement, the syndicate has agreed to purchase 3.81 million common shares at a price of $5.25 per common share, resulting in gross proceeds to Cardiome of $20,002,500. In addition, the underwriters will have the option, exercisable for a period of 30 days after closing to acquire up to a total of 571,500 additional common shares at the offering price to cover over-allotments, if any. The net proceeds from the offering will be used to finance clinical trials and for general corporate purposes. The offering is expected to close on or about September 23, 2003. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 5th day of September, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"

Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.